SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             VitaminShoppe.com, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                   92848M 10 4
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                                 (CUSIP Number)

                               Jeffrey J. Horowitz
                         Vitamin Shoppe Industries Inc.
                              4700 Westside Avenue
                             North Bergen, NJ 07047
                                 (201) 866-7711
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 12, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 92848M 10 4                                      Page  2  of  5  Pages
          -----------                                           ---    ---

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Vitamin Shoppe Industries Inc.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY

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4   SOURCE OF FUNDS
         OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           |_|

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6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
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     NUMBER OF
      SHARES         7     SOLE VOTING POWER
   BENEFICIALLY                   0*
     OWNED BY        -----------------------------------------------------------
       EACH
     REPORTING       8     SHARED VOTING POWER
      PERSON                      0
       WITH          -----------------------------------------------------------

                     9     SOLE DISPOSITIVE POWER
                                  0*
                     -----------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER
                                  0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0*
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%*
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14  TYPE OF REPORTING PERSON
            CO
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    * Effective April 12, 2001, the date on which the Issuer merged with and into the Reporting Person, the Reporting Person ceased to beneficially own any shares of Class A Common Stock of the Issuer.

                                    Preamble
                                    --------

         This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 20, 2000, as amended by Amendment No. 1 thereto (as so amended, the "Schedule 13D"), by Vitamin Shoppe Industries Inc. (the "Reporting Person"). This Amendment is filed with respect to the class A common stock, par value $0.0l per share (the "Class A Common Stock"), of VitaminShoppe.com, Inc., a Delaware corporation (the "Issuer").

         Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 is hereby further amended and supplemented by adding the following at the end of the text thereof.

         On April 12, 2001, pursuant to the agreement and plan of merger dated as of January 12, 2001 (the "Merger Agreement") by and between the Issuer and the Reporting Person, the Issuer merged with and into the Reporting Person (the "Merger"). In the Merger, all of the outstanding shares of Class A Common Stock were canceled and converted into the right to receive $1.00 per share in cash, without interest thereon. The shares of class B common stock of the Issuer, par value $0.01 per share (the "Class B Common Stock"), all of which were held by the Reporting Person and were convertible into shares of Class A Common Stock at the option of the Reporting Person, were canceled with no consideration to be paid with respect thereto.

         The Class A Common Stock has been delisted from the Nasdaq National Market. In addition, on April 12, 2001 the Issuer filed with the Securities and Exchange Commission a Certification and Notice of Termination of Registration under Section 12(g) of the Exchange Act on Form 15 (the "Form 15"). Pursuant to Rule 12g-4 of the Exchange Act, termination of registration of the Class A Common Stock shall take place no more than 90 days after the filing of the Form
15. However, pursuant to Rule 12h-3 under the Exchange Act, the Issuer's duty to file reports required under the Exchange Act was suspended immediately upon filing of the Form 15.

Item 5.  Interest in Securities of the Issuer

         Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

         (a) and (b). The Merger was consummated on April 12, 2001. As a result of the Merger, each issued and outstanding share of Class A Common Stock was canceled and converted into the right to receive $1.00 per share in cash, without interest thereon. No shares of Class A Common Stock remain outstanding. In addition, each share of Class B Common Stock, all of which were held by the Reporting Person and were convertible into shares of Class A Common Stock at the option of the Reporting Person, were canceled with no consideration to be paid with respect thereto.




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


         Item 5 is hereby further amended and supplemented by adding the following at the end of the text thereof:

         (e) The date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock was April 12, 2001.

Item 7.  Materials to be Filed as Exhibits.


         Exhibit No.                        Description
         -----------                        -----------
              7 Certificate of Merger as filed by the Issuer with the Office of the Secretary of State of the State of Delaware on April 11, 2001.

              8 Certificate of Merger as filed by the Issuer with the Secretary of State of the State of New York on April 11, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 9, 2001


                                  VITAMIN SHOPPE INDUSTRIES INC.



                                  By: /s/ Jeffrey J. Horowitz
                                     -------------------------------------
                                     Jeffrey J. Horowitz
                                     Chairman

                                Index to Exhibits
                                -----------------

         Exhibit No.                        Description
         -----------                        -----------
              7 Certificate of Merger as filed by the Issuer with the Office of the Secretary of State of the State of Delaware on April 11, 2001.

              8 Certificate of Merger as filed by the Issuer with the Secretary of State of the State of New York on April 11, 2001.